GRANT HARTFORD OPTION AGREEMENT

THIS AGREEMENT is made as of the 15th day of June, 2007.

BETWEEN

COMMONWEALTH RESOURCES, L.L.C, (hereinafter referred to as "Commonwealth"), a limited liability company organized and existing under the laws of the State of Montana, whose mailing address is 619 S.W. Higgins Ave., Suite O, Missoula, Montana 59803;

AND

GRANT HARTFORD CORPORATION (hereinafter referred to as "GHC"), a corporation organized and existing under the laws of the State of Montana, whose mailing address is 619 S.W. Higgins Ave., Suite O, Missoula, Montana 59803.

WHEREAS, Commonwealth owns, controls, or will own or control certain patented and unpatented mining claims located in Granite County, Montana, the mineral rights for which it is willing to sell to GHC under the terms of this Agreement; and

WHEREAS, Commonwealth is willing to extend to GHC a surface lease of the subject patented mining claims for the purposes of conducting exploration and mining operations on both the patented and unpatented claims; and

WHEREAS, GHC desires the exclusive option to acquire the mineral rights owned and controlled or to be owned and controlled by Commonwealth and to enter into a surface lease of the patented claims in order to conduct exploration and mining operations;

NOW, THEREFORE, in consideration of the foregoing premises, the mutual covenants herein contained and other good and valuable considerations, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

ARTICLE 1.
DEFINITIONS

1.1	In this Agreement capitalized terms and expressions not otherwise defined herein shall have the meaning assigned to them respectively in Schedule A hereto.

ARTICLE 2.
OPTION

2.1

Commonwealth hereby grants to GHC the sole and exclusive right and option (the "Option") exercisable in the manner described in Article 3, to earn and acquire all of the mineral rights, but excluding the surface rights, contained in the patented mining claims described in Schedule B hereto and all of Commonwealth's interests in and to the unpatented mining claims described in Schedule B, free and clear of all liens, charges, encumbrances and adverse claims except as heretofore disclosed to GHC and which it has agreed may remain thereon.

Option Agreement	Page 1 of 16

2.2

GHC's option shall be for a term of seven (7) years from the date of this Agreement, provided no default in performance of its obligations with regard to the Option continues past the time provided herein for cure of such default.

2.3	GHC's option may be exercised at any time prior to 11:59 p.m., June 14, 2014, provided all required actions have been timely taken, and, if not exercised, shall expire at 11:59 p.m., June 14, 2014.

2.4

Pursuant and subject to the terms of this Agreement and the Mineral Lease between the parties executed on even date herewith, Commonwealth hereby grants to GHC, it servants, agents and independent contractors, subject to Commonwealth's activities conducted in accordance under Article 9, the sole, exclusive and irrevocable right and option to:

(a)

enter upon and have immediate possession of the Property, with the exception of all cabins and other structures having historical significance now upon said Property and which Commonwealth considers possible candidates for use within its historical/recreational plan or available for use as work camps; provided, however, that GHC shall have the right to remove, after taking appropriate measures adequately to reinforce or brace such structures to prevent further deterioration or destruction caused by such removal, such cabins or structures as, in the sole discretion of GHC constitute obstructions to the GHC Work Plan to other locations designated by Commonwealth which are not located on the Property as herein defined (subject to the later obligation to move back to their original sites, subject to Article 4.3(b), when they no longer constitutes obstructions to the work plan of GHC) and any such relocation would not pose a safety or health threat;

	(b)	carry out Operations on the Property as GHC may in its sole discretion determine is within the GHC Work Program as herein defined;

	(c)	bring and install on the Property and remove from time to time such buildings, plant, machinery, equipment, tools, appliances and supplies as GHC may deem necessary; and

(d)

remove from the Property reasonable quantities of rock, ores, minerals and metals, up to a maximum of 100 tons of material per day, and to transport the same for the purpose of sampling, testing, assaying, processing and sale; provided, however, that any revenues derived therefrom shall be distributed among the parties, as set forth in Article 3.1(e) herein.

2.3

If, upon the date of conveyance of the above-described mineral rights after GHC's proper exercise of its option to purchase, Commonwealth's title to the Property is now or at any time hereafter deficient, defective or encumbered in any way except as already disclosed, such deficiency, defect or encumbrance may be remedied or removed by GHC, in which event the cost and related expenses thereof may be credited against the amounts to be paid by GHC to Commonwealth under Article 3.2(c)(2).

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ARTICLE 3.
EARN-IN REQUIREMENTS

3.1	In order to obtain and maintain the Option contemplated herein, GHC must:

(a)

Upon the execution of this Agreement and on the anniversary date of the execution of this Agreement, to and through June 15, 2011 (if the option is not sooner exercised), pay to Commonwealth the sum of ONE HUNDRED NINETY THOUSAND & 00/100 DOLLARS ($190,000.00) by wire transfer or cashier's check;

	(b)	On June 15, 2012 and June 15, 2013 (if the option is not sooner exercised), pay to Commonwealth the sum of FOUR HUNDRED THOUSAND & 00/100 DOLLARS ($400,000.00) by wire transfer or cashier's check;

	(c)	Fully perform in a timely manner all obligations it has under the terms of the Mineral Lease executed by the parties hereto on even date herewith;

(d)

Upon the execution of this Agreement issue to Commonwealth 14,000,000 common shares of the capital stock of GHC and as soon as is practicable after the execution of this Agreement issue to Commonwealth 5,000,000 preferred shares of the capital stock of GHC, which shall be convertible at the election of Commonwealth at the rate of five (5) common shares for each one (1) preferred share and which shall have voting rights equal to five (5) common shares for each one (1) preferred share;

(e)

Pay to Commonwealth monthly, within fifteen (15) days of the end of each calendar month, a 5% net smelter return on any ore processed by it during the option period, which net smelter return shall be payable in legal tender of the United States of America or in kind, at the election of Commonwealth, and GHC shall provide with each payment detailed production and precious metal recovery reports by GHC, and if refined, by the refiner;

(f)

Fully and timely pay all real estate taxes and assessments on the patented mining claims for which this Agreement conveys the Option to purchase the mineral rights and all taxes and assessments on the unpatented mining claims for which this Agreement conveys the Option to purchase;

(g)

Comply with all applicable laws, rules and regulations and carry out operations allowed by the terms of this Agreement in a good and workmanlike manner in accordance with generally accepted mining practice and without limiting the generality of the foregoing, keep the site of any drilling, other exploration activities, and camp areas free from accumulation of waste materials, rubbish or garbage. GHC shall comply with all bonding requirements applicable to its Operations hereunder, shall use its best efforts to assist Commonwealth in obtaining release of, to the extent that it is reasonably possible to do so (the parties understanding that the applicable governmental agency(ies) have final authority in so determining), any and all existing Bonds provided by Commonwealth to

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the Montana Department of State Lands currently in effect, and, in a timely manner, shall conduct all required annual assessment work and file all annual assessment documents as may be required by federal or state law to maintain ownership of all unpatented mineral claims which are or later become part of the Property; and

(h)

Provide to Commonwealth and its duly authorized agents and representatives at all times access to the Property upon giving notice to GHC, provided that Commonwealth and its agents and representatives shall not obstruct or interfere with GHC's operations hereunder and that GHC shall be under no liability to Commonwealth or its agents or representatives for any personal injuries including death or for any damage to the property of Commonwealth or the property of the agents or representatives of Commonwealth unless such injury or damage is due to the gross negligence or willful default of GHC, its servants or agents.

	(i)	The option consideration set forth in Sub-articles 3.1(a) through 3.1(f), inclusive, shall not apply against the purchase price of the Property set forth in Section 3.2(c).

3.2	In order to exercise its option to purchase the Property, GHC must timely perform each and every one of the following acts:

	(a)	Be and remain in full compliance with all of the terms set forth in Article 3.1 hereof, including all of its sub-articles.

	(b)	Give to Commonwealth at least thirty (30) days' notice of its intent to exercise it option to purchase the Property.

	(c)	Pay to Commonwealth the purchase price of SEVEN MILLION & 00/100 DOLLARS ($7,000,000.00), payable as follows:

(i)

The sum of TWO MILLION & 00/100 DOLLARS ($2,000,000.00) shall be paid at Closing, which Closing shall occur within thirty (30) days of receipt by Commonwealth of GHC's notice of intent to exercise its option; and

(ii)

The balance of FIVE MILLION & 00/100 DOLLARS ($5,000,000.00), together with interest accruing thereon at the rate of SEVEN PERCENT (7.0%), shall be amortized over a period of thirty-six (36) months and shall be paid in monthly installments of ONE HUNDRED FIFTY-THREE THOUSAND FOUR HUNDRED NINETY & 13/100 DOLLARS ($153,490.13), with the first such installment being due exactly one month from the date of closing and with successive payments being due on the same day of each and every succeeding month until the full balance of principal and interest are paid.

3.3

GHC shall have the right to prepay any part of all of any of the payment required by it by this Article 3, without penalty, provided however, that any partial payments shall not act to defer or delay payment of the balance of any payment required by this Article 3.

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ARTICLE 4.
GHC WORK PROGRAM

4.1	During the Option period, GHC shall develop and disseminate to Commonwealth a Work Program.

4.2	GHC may abandon the GHC Work Program at any time if:

(a) GHC is or, in GHC's opinion, is likely to be prevented from commencing or completing the GHC Work Program by Force Majeure; or

(b) GHC forms the opinion that the commencement or completion of the GHC Work Program is not warranted, based on the results of previous work performed on or in respect of the Property.

4.3	(a)

GHC will indemnify and save Commonwealth harmless from all obligations with respect to rehabilitation or reclamation of the Property as a result of carrying out the GHC Work Program as may be required by applicable environmental and mining laws.

(b)

At the completion of the GHC Work Program, GHC shall return to their original sites, or, if impossible, to some other site designated by Commonwealth within the boundaries of Commonwealth's properties, all buildings and structures caused by GHC to be removed. The parties specifically agree, however, that Commonwealth shall make every reasonable attempt, provided it comports with its historical/recreational Master Plan, to designate permanent sites for any structures required to be moved to accommodate the GHC Work Plan, and if, though it is intended that such structures be returned to their original site or sites, the nature of the GHC Work Program reasonably precludes return of any such structure to its original site after completion of said Work Program, though such return was contemplated by Commonwealth's historical/recreational Master Plan, the parties shall agree upon an alternate permanent site for such structure or structures.

4.4

As part of the GHC Work Program, it shall make available to Commonwealth for inspection, and, if desired, for copying, all direct and physical information acquired by GHC relating to the Property, including, but not limited to all formal reports, maps, plans, photographs, assays, drill logs and any other similar information or data of GHC relating to the Property, provided that GHC shall not be deemed thereby to be making any representation or warranty concerning the accuracy or completeness thereof, and Commonwealth shall hold GHC harmless from any damages Commonwealth may otherwise claim to have arisen from its review or use of such information. Specifically excluded from information required to be provided to Commonwealth are any internal correspondence or memoranda of GHC relating to the Property which do not constitute official GHC reports related thereto. Nothing contained herein shall be construed to require GHC to prepare any formal reports unless it, in its sole discretion, chooses to do so.

4.5	In connection with the prosecution of the GHC Work Program, GHC shall secure and maintain adequate insurance covering liabilities which arise out of any

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operations on the Property. Coverage shall be in amounts customary in the mining industry under similar circumstances. At all times while conducting operations pursuant to this Agreement, GHC shall comply with applicable Workers' Compensation laws. All insurance policies shall name the GHC and Commonwealth as co-insureds. Comprehensive public liability and property damage coverage shall be obtained with limits of not less than $1,000,000 per accident for bodily injury and property damage. Automobile insurance limits shall not be less than $1,000,000 per person and $1,000,000 per accident for bodily injury, and $1,000,000 per accident for property damage. GHC shall also obtain adequate and reasonable insurance against risk of fire and other risks ordinarily insured against in similar operations. Commonwealth shall maintain similar insurance coverage for any and all of its operations on the Property.

4.6

If during the course of the GHC Work Program, additional mineral claims within the Area of Interest as defined in GHC's Work Program become available for purchase, lease or other acquisition, and GHC, in its sole discretion, deems that acquisition of such additional claims would be beneficial to the objectives of the GHC Work Program, it may acquire the same, but only for the mutual benefit of the Parties.

ARTICLE 5.
TERMINATION

5.1

GHC may at any time let the Option and its rights under this Agreement lapse by giving notice of termination to Commonwealth or by not satisfying the requirements in Article 3., whereupon this Agreement, except as otherwise provided, will terminate.

5.2	If this Agreement is terminated pursuant to Article 5.1 GHC shall:

	(a)	ensure that sufficient assessment work has been filed to hold any unpatented claims included in the Property through the assessment year commencing September 1 of that calendar year;

(b)

within 60 days deliver to Commonwealth all existing drill core, samples and pulps from the Property and copies of all formal reports (if prepared), maps, plans, photographs, assays, drill logs and any other information or data of GHC relating to the Property, provided that GHC does not make any representation or warranty concerning the accuracy or completeness thereof, and Commonwealth shall hold GHC harmless from any damages Commonwealth may otherwise claim to have arisen from its review or use of such information (specifically excluded from information required to be provided to Commonwealth are any internal correspondence or memoranda of GHC relating to the Property which do not constitute official GHC reports related thereto);

(c)

within 180 days remove from the Property any machinery, buildings, structures, facilities, equipment and all other property of every nature and description erected, placed or situated thereon by GHC, its servants, agents or independent contractors; any property not so removed at the end of the 180 day period shall at the option of Commonwealth become the property of Commonwealth; and

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	(d)	within the said 180 days reclaim any excavations, drill sites and other work performed by GHC, in accordance with law and complete all replacement of structures as provided in Article 4.3.

5.3

If GHC is prevented from or delayed in performing its obligations in Articles 5.2(c) or 5.2(d) by Force Majeure, the relevant period of 180 days referred to therein shall be extended by the period of Force Majeure.

ARTICLE 6.
RESTRICTION ON ASSIGNMENT

6.1

GHC shall not sell, assign, transfer, convey or otherwise dispose of or deal with or agree to sell, assign, transfer, convey or otherwise dispose of or deal with any or all of its rights and interests in or with respect to the Property or under or by virtue of this Agreement without the prior written consent of the other parties, not to be unreasonably withheld.

6.2

Nothing contained in this Article 6 shall be construed to limit or prohibit the assignment by any Participant to any third party of any part or all of its cash flow arising from this Agreement, so long as no part of such Participant's interest in the Property are assigned liened, pledged or otherwise charged to such third party, except as otherwise provided herein. Any document attempting to assign, lien, pledge or otherwise charge the Property shall be null and void. Additionally, any assignment documents shall not provide as a remedy, possession of the assignor's interest in the Property.

ARTICLE 7.
NOTICES

7.1

All notices, requests, demands or directions to one party by the other shall be in writing and delivered by hand or sent by registered mail, postage prepaid, to the address below or sent by telecopier to the telecopier number below. Notice of any change in address shall be given in the same manner.

If to GHC:

GRANT HARTFORD CORPORATION 619 S. W. Higgins Ave. Missoula, Montana 59803

If to Commonwealth:

COMMONWEALTH RESOURCES, L.L.C. 619 S. W. Higgins Ave., Suite O Missoula, Montana 59803

Any notice, request, demand or direction given in such manner shall be deemed to have been delivered by the party by whom it is given on the day of delivery, if delivered, or on the fifth business day following the mailing thereof, if sent by registered mail, provided that if normal mail service is interrupted by strike, slowdown or other cause, the notice, request, demand or direction, if sent by registered mail, shall not be deemed to have been delivered until actually received by the party to whom it is given.

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ARTICLE 8.
USE OF ROADS AND PROTECTION OF PROPERTY STATUS

8.1

Pursuant and subject to the terms of a lease agreement to be executed by the parties, GHC shall be granted the rights to use any and all access roads owned, licensed or otherwise controlled by Commonwealth. In addition Commonwealth shall grant access to GHC across any other grounds owned or controlled by Commonwealth which are necessary for GHC to gain access to the Properties, provided that such access shall not unreasonably interfere with operations of any other exploration or mining activities on properties outside of the boundaries of the Properties specified in Exhibit "B". GHC shall have the right to restrict use and travel of the roads as it deems necessary for safety and security reasons but shall nevertheless make every reasonable effort to accommodate other usage of the road by Commonwealth or its contractors, including, but not limited to, travel related to the historical/recreational interests of Commonwealth and related to any other mining projects in which Commonwealth has an interest.

8.2

GHC will protect the current legal status of the roads as they exist as of the date of execution within the boundaries of the Property or any after-acquired properties as provided herein, and will be responsible for all costs and attorney's fees related thereto as part of the expenditures incurred under Article 3.1(b) of this Agreement, as private roads against any governmental action which would allow public use of the roads, until such time that the roads are relocated, abandoned or no longer necessary to the Operations. GHC shall have the right to relocate any roads as part of the Operations.

ARTICLE 9.
CONTINUED HISTORICAL AND RECREATIONAL DEVELOPMENT

9.2

GHC recognizes Commonwealth's desire to continue the historical and recreational development of the area and agrees to allow Commonwealth to continue to develop these projects as long as the projects do not conflict with GHC's Operations. Commonwealth will provide to GHC on or before November 1st of each year a historical and recreational plan of Operation for the succeeding year. GHC will consider Commonwealth's proposed plans in drafting its Operations plan and will make every reasonable effort to accommodate such plan, provided it is not in direct conflict with upcoming segments of the GHC Work Program. GHC will be under no obligation to modify its planned Operations on the properties.

ARTICLE 10.
REPRESENTATIONS AND WARRANTIES

10.1	Commonwealth represents and warrants to GHC that:

	(a)	it is a limited liability company organized and validly existing and in good standing in respect of the filing of annual returns under the laws of its jurisdiction of incorporation;

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(b)

it has the power, capacity and authority to enter into and perform this Agreement and all transactions contemplated herein and that all corporate and other actions required to authorize it to enter into and perform this Agreement have been properly taken;

(c)

Commonwealth has all necessary corporate power to own the Property and to carry on its business as now conducted by it, and Commonwealth and its affiliates are registered as required and in good standing with respect to the filing of annual returns under the laws of all jurisdictions in which their failure to so register would have an adverse effect on Commonwealth;

(d)	Commonwealth, at all times material to this Agreement shall have good and marketable title to the Property;

(e)

with respect to the unpatented mining claims, lode mining claims, unpatented lode mining claims, placer claims and mineral interests comprising the Property, Commonwealth shall be, at all times material to this Agreement and the contemplated exercise of GHC's purchase option, in exclusive possession thereof and the same shall be free and clear of all defects, liens and encumbrances except as previously disclosed to GHC;

(f)

this Agreement and any other agreement, certificate, document or instrument executed by Commonwealth and delivered pursuant hereto have been or will have been duly executed and delivered and all such agreements are or will be valid, binding and enforceable obligations of Commonwealth in accordance with their respective terms, except as may be limited with respect to enforcement under bankruptcy, insolvency or other similar laws affecting creditors' rights generally and subject to the qualification that specific performance and other equitable remedies may only be granted in the discretion of a court;

(g)

while the Property has been in the possession and control of Commonwealth and its affiliates, there has not and have not been any material spill, discharge, leak, emission, ejection, escape, dumping or any material release of any kind of any toxic or hazardous substances as defined under any local, state or federal regulation, laws or statutes from, on, in or under the Property or into the environment surrounding the Property except for those releases permissible under such regulations, laws or statutes or otherwise allowable under applicable permits; any material disposal of toxic or hazardous substances or toxic or hazardous wastes on the Property or off-site as a result of activities on, at, or related to the Property; or any material storage or treatment of toxic or hazardous substances or toxic or hazardous wastes on, at, or related to the Property; nor is Commonwealth aware of any such occurrences at any other times; to the best of Commonwealth=s knowledge, the Property is not currently listed nor has Commonwealth received any communication in writing that the Property is proposed for listing or under consideration and/or study aimed at listing on the National Priorities List pursuant to the Comprehensive Environmental Response, Compensation and Liability Act of 1980 as amended ("CERCLA"); has not received any communication in writing that the Property is eligible for or subject to any other site remedial or cleanup obligations or claims for injuries to natural resources pursuant to CERCLA or any other federal, state or local law or regulation;

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(h)

Commonwealth is in compliance in all material respects with all federal, state and local laws and governmental rules and regulations relating to or affecting the Property, and has obtained, maintained in full force and effect, and has operated in material compliance with all material authorizations, licenses, permits, easements, consents, certificates and orders of any governmental or regulatory body relating to or affecting the Property; all material notifications required under federal, state and local laws and governmental rules, regulations, ordinances, or orders for current or past operations by Commonwealth on, at, or related to the Property have been made; no such permit, approval, authorization, application or notifications contains false or material misstatements or materially misleading information, or omits material information; and operations of Commonwealth and its respective agents or contractors on, at, or related to the Property have not resulted in any violations of federal, state, or local laws, rules, regulations, ordinances, or orders;

(i)

Commonwealth has provided or made available to GHC all files and records in its possession or control pertaining to its compliance with current and past operations on, at, or related to the Property with all local, state and federal environmental laws, rules, regulations, ordinances, and orders, including any environmental monitoring data, investigations, studies and reports; environmental audit reports; base line environmental monitoring reports; spill notifications; notices and correspondence to and from governmental agencies or entities; permits, approvals, authorizations, bonds, licenses, and applications therefor; hazardous waste manifests; contingency and closure plans; spill prevention control and countermeasure plans; emergency and safety procedures; inspection reports; non-financial pre-feasibility and feasibility studies; reclamation plans; and other documents or materials pertaining to environmental compliance, permitting or possible or potential environmental claims or liabilities; and

(j)

Commonwealth is unaware of any material facts or circumstances which have not been disclosed in this Agreement, which should be disclosed to GHC in order to prevent the representations in this Article 10.1 from being misleading.

	(k)	As soon as is practicable after execution of this Agreement, Commonwealth shall provide to GHC all historical and archival information in its possession related to the Property.

10.2	GHC represents and warrants to Commonwealth that:

	(a)	GHC is a corporation duly incorporated and validly subsisting under the laws of the State of Montana;

(b)

it has the ability, power, capacity and authority to enter into and perform this Agreement and all transactions contemplated herein and all corporate and other actions required to authorize it to enter into and perform this Agreement have been properly taken; and

(c)

this Agreement and any other agreement, certificate, document or instrument executed by GHC and delivered pursuant hereto have been or will have been duly executed and delivered and all such agreements are or will be valid, binding and enforceable obligations of GHC in accordance with their respective terms, except as may be limited with respect to enforcement under bankruptcy, insolvency or other similar laws affecting creditors' rights generally and subject to the qualification that specific performance and other equitable remedies may only be granted in the discretion of a court.

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10.3

The representations and warranties contained in Article 10.1 are provided for the exclusive benefit of GHC and a breach of any one or more of them may be waived by GHC in writing in whole or in part at any time without prejudice to its rights in respect of any other breach of the same or any other representation or warranty.

10.4

The representatives and warranties contained in Article 10.2 are provided for the exclusive benefit of Commonwealth and a breach of any one or more of them may be waived by them in writing in whole or in part at any time without prejudice to its rights in respect of any other breach of the same or any other representation or warranty.

ARTICLE 11.
CONFIDENTIALITY

11.1

All information received or obtained by GHC or Commonwealth hereunder or pursuant hereto shall be kept confidential by it and no part thereof may be disclosed or published without the prior written consent of the other except such information as may be required to be disclosed or published by regulatory bodies having jurisdiction.

11.2

Except as required by law or regulatory authority, neither GHC nor Commonwealth shall make any public announcements or statements concerning this Agreement or the Property without the prior approval of the others, which approval is not to be unreasonably withheld.

11.3

The text of any public announcements or statements including any news release which either party intends to make pursuant to the exception in Article 11.2 shall be made available to the other party prior to publication and that other party shall have the right to make suggestions for changes therein. If either party is identified in such public announcement or statement of the other party, it shall be not released without the consent of the first party.

ARTICLE 12.
DEFAULT AND REMEDIES

12.1

Failure of either party to perform any of said party's obligations under this Agreement shall constitute a default. Should any default by either party continue for ten (10) days, the other party may, at such party's option, give the defaulting party written notice of the default or defaults claimed. If all such defaults are not cured within twenty (20) days after the service of said notice, then, without further notice of any kind, the party so giving notice may invoke any and all remedies which such party may have at law, equity or otherwise by statute.

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12.2

The rights and remedies of any of the parties hereto shall not be mutually exclusive, and the exercise of one or more of the provisions of this Agreement shall not preclude the exercise of any other provisions unless specifically so limited herein. Each of the parties confirms that damages at law may not be an adequate remedy for a breach or threatened breach of any provisions hereof and that the breach of any portion of this Agreement will cause irreparable harm and significant injury to the non-breaching party which may be difficult to ascertain. The respective rights and obligations hereunder shall be enforceable by specific performance, injunction or other equitable remedy, but nothing herein contained is intended to nor shall it limit or affect any rights at law or by statute or otherwise of any party aggrieved as against the other parties for a breach or threatened breach of any provision hereof, it being the intention by this paragraph to make clear the agreement of the parties that the respective rights and obligations of the parties hereunder shall be enforceable in equity as well as at law or otherwise.

ARTICLE 13.
MISCELLANEOUS PROVISIONS

13.1	Applicable Law. The terms and provisions of this Agreement shall be interpreted in accordance with the laws of Montana.

13.2

Entire Agreement.    This Agreement terminates and replaces all prior agreements, either written, oral or implied, between GHC and Commonwealth with respect to the subject matter hereof, and constitutes the entire agreement between the parties with respect to the subject matter hereof.

13.3

Void or Invalid Provision.    If any term, provision, covenant or condition of this Agreement, or any application thereof, should be held by a court of competent jurisdiction to be invalid, void or unenforceable, all provisions, covenants and conditions of this Agreement, and all applications thereof not held invalid, void or unenforceable shall continue in full force and effect and in no way be effected, impaired or invalidated thereby.

13.4

No Merger.   All of the representations, warranties, covenants and agreements of Commonwealth in this Agreement including without limitation in Article 10.1 and the representations and warranties of GHC in Article 10.2 shall survive this Agreement and any other document, instrument or agreement executed and delivered pursuant to this Agreement and shall not merge therein and shall continue in full force and effect.

13.5	Headings, etc. The headings and captions in and recitals to this Agreement have been provided for convenience only and do not form part of or define the scope of this Agreement or any provision in it.

13.6

Short-form Notices.   GHC may record in the applicable offices of the county records and of the United States Department of the Interior, Bureau of Land Management short forms of notice of this Agreement so as to give constructive notice thereof.

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13.7

Additional Documents.  The parties shall do and perform all such acts and things, and execute all such deeds, documents and writing, and give all such assurances, as may be necessary to give effect to this Agreement including, without limitation, to permit GHC to record or register its option to purchase conferred by this Agreement and to record short form notices pursuant to Article 13.6.

13.8	Binding Effect. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

13.9

Warranty Of Authority.   The persons executing and delivering this Agreement on behalf of the parties represent and warrant that each of them is duly authorized to do so and that the execution of this Agreement is the lawful and voluntary act of the parties.

13.10

Counterparts.   This Agreement may be executed simultaneously in two or more counterparts, all of which together shall constitute one and the same instrument and when so signed shall be deemed to bear the date first written above.

13.11

Time; Waiver Of Breach.   It is agreed by the parties that time is of the essence to this Agreement. The failure of either party to enforce for any time or for any period of time any of the provisions of this Agreement shall not be construed as a waiver of such provision or of the right of such party thereafter to enforce each and every such provision.

13.12

Grammatical Construction.   In this Agreement, whenever the context so requires, the masculine gender includes the feminine and/or neuter, the singular number includes the plural, and words importing persons shall include firms or corporations and vice versa.

13.13

Costs And Attorneys' Fees.   In the event that either party institutes legal action for the enforcement of any right, obligation, provision or covenant of this agreement, the prevailing party shall be entitled to a reasonable attorney's fee in addition to costs of suit.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

COMMONWEALTH RESOURCES, L.L.C.:

By:______________________________
    Aaron L. Charlton, Member Manager

GRANT HARTFORD CORPORATION:

By:______________________________
    Eric Sauve, President

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SCHEDULE A

Attached to and forming part of an Option
Agreement between Commonwealth Resources, L.L.C.
And Grant Hartford Corporation

______________________________________________

definitions
1.

"Affiliate" of either party means any person, firm or corporation directly or indirectly controlling or controlled by or under control of such party and for the purposes of this definition "control" (including, "controlling", "controlled by" and "under control of") means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, firm or corporation, whether through the ownership of voting securities or by contract or otherwise.

2.	"Exchange Act" means the Securities Exchange Act of 1934 of the United States of America.

3.

"Force Majeure" shall mean labor disturbances, shortage of labor or equipment, strikes, lockouts, other industrial disturbances, inability to obtain transportation, failure of title, act of God, act of a public enemy, war, blockade, riot, insurrection, disaster, lightning, fire, storm, flood, inclement weather, explosion, litigation, restraining orders, injunctions, or orders of courts or government agencies, or any law, regulations, restrictions, or actions or inactions of governmental agencies, or on account of any eventuality or condition, whether enumerated or not, beyond the reasonable control of such Participant, including state, federal, or local environmental statutes or regulations, or the reasonable apprehension of becoming subject to environmental regulations affecting the Property or Mine, including any court or governmental law, rule, order, regulation, policy, proposal or restriction relating to environmental matters, which will prohibit or materially affect any Operations currently in progress or reasonably anticipated.

4.

"GHC Work Program" means a program of Operations designed to meet or work toward the goal of exploring and developing the Property; provided that GHC may add to, modify or delete such objectives from time to time.

5.

"Master Plan" shall refer to the "historical/recreational Master Plan as set forth in Article 9, and shall be considered synonymous with the term "historical/recreational plan" as used elsewhere in this Agreement.

Option Agreement	Page 14 of 16

6.

"Net Smelter Return" shall mean, for Gold and Silver, for any period of one calendar month, the product metals, ores, minerals or other mineral substances or concentrates produced therefrom, mined from the Property, multiplied by the average daily price of gold for the period determined on the second fix on the London Gold Exchange (or, for other metals, ores, minerals or products, Net Smelter Returns shall mean the amount of earned revenues actually paid to and received by GHC during the period from any smelter, refinery or other purchaser of metals, ores, minerals or mineral substances or concentrates produced from products mined from the Property).

7.

"Operations" includes any and every kind of work which GHC in its sole discretion elects to do pursuant to and subject to the provisions of the GHC Work Program and its specified criteria or to have done under its discretion on or in respect of the Property or the products derived therefrom and all expenditures in respect of or incidental to such work.

8.	"Option" has the meaning ascribed to it in Article 2.

9.

"Property" means the mineral interests described in Schedule "B" together with any easements, rights-of-way, extra-lateral rights, water rights and all other rights and interests appurtenant or incident to such property and mineral interests.

10.	"$" means United States dollars.

Option Agreement	Page 15 of 16

SCHEDULE B

Attached to and forming part of an Option
Agreement between Commonwealth Resources, L.L.C.
And GHC Corporation

______________________________________________

Property

Option Agreement	Page 16 of 16

**Grant Hartford Corporation**
**Patented & Unpatented Claims Offered Under Commonwealth Resources L.L.C. Option Agreement**

**Patented Mining Claims: 23**

| Legal Claim Name & Mineral Survey # | Owner of Record |
|---|---|
| Nancy Hanks Lode Mining Claim, ms#5365 | Cordoba Corporation |
| Dewey And Midnight Lode mining Claims, ms#9833 | Cordoba Corporation |
| International Lode Mining Claim, ms#3612 | Cordoba Corporation |
| Tiger Lode Mining Claim, ms#5361 | Cordoba Corporation |
| Placer Lode Mining Claim, ms#751 | Commonwealth Resources, L.L.C. |
| Lead King Quartz Lode Mining Claim, ms#4511 | Cordoba Corporation |
| Bulls Eye Lode Mining Claim, ms#4651 | Cordoba Corporation |
| Bulls Eye Fraction, ms#9405 | Cordoba Corporation |
| Gold Bug Lode Mining Claim, ms#9407 | Cordoba Corporation |
| Free Coinage Lode Mining Claim, ms#9904 | Cordoba Corporation |
| Parquet Lode Mining Claim, ms#5452 | Cordoba Corporation |
| Red Cloud Lode Mining Claim, ms#5451 | Cordoba Corporation |
| White Cloud Lode Mining Claim, ms#5631 | Cordoba Corporation |
| Armistead Lode Mining Claim, ms#5633 | Cordoba Corporation |
| Berlene Lode Mining Claim, ms#5454 | Cordoba Corporation |
| Crescent Lode Mining Claim, ms#4510 | Cordoba Corporation |
| Grotto Lode Mining Claim, ms#5664 | Cordoba Corporation |
| Contact Lode Mining Claim, ms#5666 | Cordoba Corporation |
| Honolulu Lode Mining Claim, ms#5632 | Cordoba Corporation |
| North Star Lode Mining Claim, ms#9404 | Commonwealth Resources, L.L.C. |
| Harold Lode Mining Claim, ms#5812 | Commonwealth Resources, L.L.C. |
| Fourth of July Lode Mining Claim, ms#5453 | Commonwealth Resources, L.L.C. |
| Free Coin Lode Mining Claim, ms#4652 | Karl Roesch |

**Unpatented Mineral Claims: 122**

| | |
|---|---|
| Amex 11 Lode Mining Claim, mmc#116773 | Commonwealth Resources, L.L.C. |
| Willie Lode Mining Claim, mmc#210813 | Commonwealth Resources, L.L.C. |
| Cayuse #1 Placer Mining Claim, mmc#210811 | Commonwealth Resources, L.L.C. |
| Cayuse #2 Placer Mining Claim, mmc#211062 | Commonwealth Resources, L.L.C. |
| First Chance #1 Placer Mining Claim, mmc#210816 | Commonwealth Resources, L.L.C. |
| First Chance #2 Placer Mining Claim, mmc#211063 | Commonwealth Resources, L.L.C. |
| Amex 1, mmc#219402 | Commonwealth Resources, L.L.C. |
| Amex 2, mmc#219403 | Commonwealth Resources, L.L.C. |
| Amex 4, mmc#219404 | Commonwealth Resources, L.L.C. |
| Amex 5, mmc#219405 | Commonwealth Resources, L.L.C. |
| Amex 6, mmc#219406 | Commonwealth Resources, L.L.C. |
| Amex 7, mmc#219407 | Commonwealth Resources, L.L.C. |
| Amex 8, mmc#219408 | Commonwealth Resources, L.L.C. |
| Amex 9, mmc#219409 | Commonwealth Resources, L.L.C. |
| Amex 10, mmc#219410 | Commonwealth Resources, L.L.C. |
| GR 01, mmc#217480 | Commonwealth Resources, L.L.C. |
| NHC 02, mmc#217481 | Commonwealth Resources, L.L.C. |
| NHC 04, mmc#217482 | Commonwealth Resources, L.L.C. |
| NHC 06, mmc#217483 | Commonwealth Resources, L.L.C. |
| NHC 08, mmc#217484 | Commonwealth Resources, L.L.C. |

| | |
|---|---|
| NHC 010, mmc#217485 | Commonwealth Resources, L.L.C. |
| NHC 012, mmc#217486 | Commonwealth Resources, L.L.C. |
| NHC 014, mmc#217487 | Commonwealth Resources, L.L.C. |
| NHC 016, mmc#217488 | Commonwealth Resources, L.L.C. |
| NHC 018, mmc#217489 | Commonwealth Resources, L.L.C. |
| NHC 020, mmc#217490 | Commonwealth Resources, L.L.C. |
| NHC 022, mmc#217491 | Commonwealth Resources, L.L.C. |
| NHC 096, mmc#217492 | Commonwealth Resources, L.L.C. |
| NHC 097, mmc#217493 | Commonwealth Resources, L.L.C. |
| NHC 098, mmc#217494 | Commonwealth Resources, L.L.C. |
| NHC 099, mmc#217495 | Commonwealth Resources, L.L.C. |
| NHC 0100, mmc#217496 | Commonwealth Resources, L.L.C. |
| NHC 0101, mmc#217497 | Commonwealth Resources, L.L.C. |
| NHC 0102, mmc#217498 | Commonwealth Resources, L.L.C. |
| NHC 0103, mmc#217499 | Commonwealth Resources, L.L.C. |
| NHC 0104, mmc#217500 | Commonwealth Resources, L.L.C. |
| NHC 0105, mmc#217501 | Commonwealth Resources, L.L.C. |
| NHC 0106, mmc#217502 | Commonwealth Resources, L.L.C, |
| NHC 0107, mmc#217503 | Commonwealth Resources, L.L.C. |
| NHC 0108, mmc#217504 | Commonwealth Resources, L.L.C. |
| NHC 0109, mmc#217505 | Commonwealth Resources, L.L.C. |
| NHC 0110, mmc#219477 | Commonwealth Resources, L.L.C. |
| NHC 0111, mmc#219478 | Commonwealth Resources, L.L.C. |
| NHC 0112, mmc#219479 | Commonwealth Resources, L.L.C. |
| GHC 05, mmc#219415 | Commonwealth Resources, L.L.C. |
| GHC 06, mmc#217839 | Commonwealth Resources, L.L.C. |
| GHC 07, mmc#217840 | Commonwealth Resources, L.L.C. |
| GHC 08, mmc#217841 | Commonwealth Resources, L.L.C. |
| GHC 09, mmc#219416 | Commonwealth Resources, L.L.C. |
| GHC 10, mmc#219417 | Commonwealth Resources, L.L.C. |
| GHC 11, mmc#219418 | Commonwealth Resources, L.L.C. |
| GHC 12, mmc#219419 | Commonwealth Resources, L.L.C. |
| GHC 034, mmc#217842 | Commonwealth Resources, L.L.C. |
| GHC 035, mmc#217843 | Commonwealth Resources, L.L.C. |
| GHC 036, mmc#217844 | Commonwealth Resources, L.L.C. |
| GHC 0199, mmc#217845 | Commonwealth Resources, L.L.C. |
| GHC 0200, mmc#217846 | Commonwealth Resources, L.L.C. |
| NHC 024, mmc#217847 | Commonwealth Resources, L.L.C. |
| NHC 026, mmc#217848 | Commonwealth Resources, L.L.C. |
| NHC 028, mmc#217849 | Commonwealth Resources, L.L.C. |
| NHC 030, mmc#217850 | Commonwealth Resources, L.L.C. |
| GR 03, mmc#219413 | Commonwealth Resources, L.L.C. |
| GR 04, mmc#219414 | Commonwealth Resources, L.L.C. |
| GHC 01, mmc#219411 | Commonwealth Resources, L.L.C. |
| GHC 02, mmc#219412 | Commonwealth Resources, L.L.C. |
| GHC 014, mmc#219420 | Commonwealth Resources, L.L.C. |
| GHC 015, mmc#219421 | Commonwealth Resources, L.L.C. |
| GHC 016, mmc#219422 | Commonwealth Resources, L.L.C. |
| GHC 017, mmc#219423 | Commonwealth Resources, L.L.C. |
| GHC 018, mmc#219424 | Commonwealth Resources, L.L.C. |
| GHC 019, mmc#219425 | Commonwealth Resources, L.L.C. |
| GHC 020, mmc#219426 | Commonwealth Resources, L.L.C. |
| GHC 026, mmc#219427 | Commonwealth Resources, L.L.C. |

| | |
|---|---|
| GHC 027, mmc#219428 | Commonwealth Resources, L.L.C. |
| GHC 028, mmc#219429 | Commonwealth Resources, L.L.C. |
| GHC 029, mmc#219430 | Commonwealth Resources, L.L.C. |
| GHC 030, mmc#219431 | Commonwealth Resources, L.L.C. |
| GHC 031, mmc#219432 | Commonwealth Resources, L.L.C. |
| GHC 044, mmc#219433 | Commonwealth Resources, L.L.C. |
| GHC 045, mmc#219434 | Commonwealth Resources, L.L.C. |
| GHC 046, mmc#219435 | Commonwealth Resources, L.L.C. |
| GHC 047, mmc#219436 | Commonwealth Resources, L.L.C. |
| GHC 048, mmc#219437 | Commonwealth Resources, L.L.C. |
| GHC 050, mmc#219438 | Commonwealth Resources, L.L.C. |
| GHC 051, mmc#219439 | Commonwealth Resources, L.L.C. |
| GHC 052, mmc#219440 | Commonwealth Resources, L.L.C. |
| GHC 053, mmc#219441 | Commonwealth Resources, L.L.C. |
| GHC 201, mmc#219442 | Commonwealth Resources, L.L.C. |
| GHC 202, mmc#219443 | Commonwealth Resources, L.L.C. |
| GHC 203, mmc#219444 | Commonwealth Resources, L.L.C. |
| GHC 204, mmc#219445 | Commonwealth Resources, L.L.C. |
| GHC 205, mmc#219446 | Commonwealth Resources, L.L.C. |
| GHC 206, mmc#219447 | Commonwealth Resources, L.L.C. |
| GHC 207, mmc#219448 | Commonwealth Resources, L.L.C. |
| GHC 208, mmc#219449 | Commonwealth Resources, L.L.C. |
| GHC 209, mmc#219450 | Commonwealth Resources, L.L.C. |
| GHC 210, mmc#219451 | Commonwealth Resources, L.L.C. |
| GHC 211, mmc#219452 | Commonwealth Resources, L.L.C. |
| GHC 212, mmc#219453 | Commonwealth Resources, L.L.C. |
| GHC 213, mmc#219454 | Commonwealth Resources, L.L.C. |
| GHC 214, mmc#219455 | Commonwealth Resources, L.L.C. |
| GHC 215, mmc#219456 | Commonwealth Resources, L.L.C. |
| GHC 216, mmc#219457 | Commonwealth Resources, L.L.C. |
| GHC 217, mmc#219458 | Commonwealth Resources, L.L.C. |
| GHC 218, mmc#219459 | Commonwealth Resources, L.L.C. |
| GHC 219, mmc#219460 | Commonwealth Resources, L.L.C. |
| GHC 220, mmc#219461 | Commonwealth Resources, L.L.C. |
| GHC 236, mmc#219462 | Commonwealth Resources, L.L.C. |
| GHC 246, mmc#219463 | Commonwealth Resources, L.L.C. |
| GHC 247, mmc#219464 | Commonwealth Resources, L.L.C. |
| GHC 248, mmc#219465 | Commonwealth Resources, L.L.C. |
| GHC 249, mmc#219466 | Commonwealth Resources, L.L.C. |
| GHC 250, mmc#219467 | Commonwealth Resources, L.L.C. |
| GHC 251, mmc#219468 | Commonwealth Resources, L.L.C. |
| GHC 300, mmc#219469 | Commonwealth Resources, L.L.C. |
| GHC 301, mmc#219470 | Commonwealth Resources, L.L.C. |
| GHC 302, mmc#219471 | Commonwealth Resources, L.L.C. |
| GHC 303, mmc#219472 | Commonwealth Resources, L.L.C. |
| GHC 304, mmc#219473 | Commonwealth Resources, L.L.C. |
| GHC 305, mmc#219474 | Commonwealth Resources, L.L.C. |
| GR 3, mmc#219475 | Commonwealth Resources, L.L.C. |
| GR 4, mmc#219476 | Commonwealth Resources, L.L.C. |